Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
SERIES A 7% CONVERTIBLE PREFERRED STOCK OF
NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

     National Medical Health Card Systems, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:
     1. That by resolution of the Board of Directors of the Corporation (the “Board”) pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, and by a Certificate of Designations, Preferences and Rights (the “Series A Certificate of Designations”) filed in the office of the Secretary of the State of Delaware effective as of March 19, 2004, the Corporation authorized shares of Series A 7% Convertible Preferred Stock, $0.10 par value per share, of the Corporation (the “Series A Preferred Stock”) and established the powers, designations, preferences and relative, participating, optional and other rights of the Series A Preferred Stock and the qualifications, limitations and restrictions thereof.
     2. That the Board deemed it advisable to amend the Series A Certificate of Designations as set forth herein (the “Amendment to the Series A Certificate of Designations”).
     3. That the stockholders of the Corporation adopted the Amendment to the Series A Certificate of Designations in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.
     4. That the Series A Certificate of Designations is hereby amended as follows:
          Section 3(a)(iii) is deleted in its entirety and replaced with the following:
     (iii) Each such dividend shall be payable on the applicable Dividend Payment Date to the holders of record of shares of the Series A Preferred Stock, as they appear on the stock ledger of the Corporation at the close of business on the day immediately preceding such Dividend Payment Date. Any dividend that is not otherwise paid in cash on the applicable Dividend Payment Date (whether due to the Corporation’s inability to pay such dividend in cash or otherwise) shall automatically, and without any action on the part of the Corporation, accrue and compound and be added to the Accrued Value on such Dividend Payment Date. Once such dividends have been added to the Accrued Value, dividends shall accrue and accumulate thereon in accordance with clause (i) or (ii) of this Section 3(a), as applicable, until such time, if any, as such dividends, together with all accrued and unpaid dividends thereon, are subsequently paid in cash by the Corporation (at which time such dividends, to the extent paid as aforesaid, shall be deducted from the Accrued Value). Dividends shall cease to accrue and accumulate in respect of the Series A Preferred Stock on the Optional Redemption

Date, the Redemption Date or the Conversion Date for such shares as the case may be, unless (1) in the case of the Optional Redemption Date or the Redemption Date, the Corporation fails to pay any amount necessary for such redemption (including any accrued but unpaid dividends required to be paid at such time) when due in accordance with Section 4(c) or Section 5(c) hereof, as applicable, or, (2) in the case of a Conversion Date, the Corporation fails to deliver certificates representing the Common Stock or other assets or securities issuable upon such conversion within three Business Days of the Conversion Date; in the case of either clause (1) or (2) above, dividends shall continue to accumulate and accrue from the Redemption Date or the Conversion Date, as the case may be, at the rate indicated above, or from the Optional Redemption Date as set forth in Section 4(f), until such payment (and payment of such additional dividends) and/or delivery (and delivery of such additional shares or money owed by reason of the continued accumulation and accrual of dividends) is made. Any holder may request in writing that the Corporation pay any dividend or all dividends authorized with respect to any or all Dividend Payment Dates by means of wire transfer to an account specified by the holder in such notice. Such notice shall not apply to a Dividend Payment Date if received less than five days prior thereto.
          Section 6 is amended to add the following paragraph (e):
     (e) Notwithstanding anything to the contrary in this Certificate of Designations, (i) neither the entry into the Merger Agreement or the Stockholder Agreements by the Corporation or any of the other parties thereto, nor the exercise by Parent or Merger Sub of any of their rights under the Merger Agreement or the Stockholder Agreements, nor the consummation of the Offer or the Merger, shall constitute a Change in Control or Liquidation, and (ii) if shares are accepted for payment in the Offer in accordance with the terms of the Offer, any shares of Series A Preferred Stock outstanding immediately prior to such acceptance for payment shall, upon their conversion into shares of Common Stock, only have the right to receive the Offer Price, or, if the One Step Merger is consummated, any shares of Series A Preferred Stock outstanding immediately prior to the One Step Merger shall be converted into the right to receive only the Merger Consideration.
          Section 8 is amended to add the following paragraph (g):
     (g) Notwithstanding anything to the contrary in this Certificate of Designations, from and after the date of the Merger Agreement until the termination of the Merger Agreement in accordance with its terms, any shares of Series A Preferred Stock that convert into shares of Common Stock shall convert at a ratio of one share of Common Stock for each share of Series A Preferred Stock and no adjustment shall be made to such ratio.
          Section 11 is amended to add the following definitions:
          “Board of Directors” means the Board of Directors of the Corporation.
          “DGCL” means the General Corporation Law of the State of Delaware.

          “Merger” has the meaning set forth in the Merger Agreement.
     “Merger Agreement” means the Agreement and Plan of Merger, dated as of February 25, 2008, by and among the Corporation, SXC Health Solutions Corp. (“Parent”), SXC Health Solutions, Inc. and Comet Merger Corporation, as amended from time to time; a copy of the Merger Agreement will be made available without charge to any stockholder of the Corporation upon request.
          “Merger Consideration” has the meaning set forth in the Merger Agreement.
          “Offer” has the meaning set forth in the Merger Agreement.
          “Offer Price” has the meaning set forth in the Merger Agreement.
          “One Step Merger” has the meaning set forth in the Merger Agreement.
          “Parent” has the meaning set forth in the definition of Merger Agreement.
          “Stockholder Agreement” has the meaning set forth in the Merger Agreement.

     IN WITNESS WHEREOF, National Medical Health Card Systems, Inc. has caused this Certificate of Amendment of the Certificate of Designations, Preferences and Rights to be executed by its duly authorized officer this 26th day of February, 2008.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
By:	/s/ George McGinn
	Name:	George McGinn
	Title:	Secretary and General Counsel

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